SECURI 03012267 IMISSION

RECEIVED FEB 25 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

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SEC FILE NUMBER
8- 49899

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Houlihan Smith & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 West Madison, Suite 1500
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew D. Smith (312) 499-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew D. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Houlihan Smith & Company, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
DEBORAH A. KORKOSZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/29/2006

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOULIHAN SMITH & COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

HOULIHAN SMITH & COMPANY, INC.

CONTENTS

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Houlihan Smith & Company, Inc.

We have audited the accompanying statement of financial condition of Houlihan Smith & Company, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholders' equity, liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Houlihan Smith & Company, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America..

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 29, 2003

HOULIHAN SMITH & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	88 403
Receivable from customers		32 615
Securities owned:		
Not readily marketable, at estimated fair value (Note 1)		18 706
Furniture and equipment, net of accumulated depreciation of $110,391 (Note 3)		11 925
TOTAL ASSETS	**$**	**151 649**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$	25 000
Total liabilities		25 000
SHAREHOLDERS' EQUITY (Note 2)		
Preferred stock, $0.001 par value, authorized 1,000,000 shares, no shares outstanding		-
Common stock, $0.001 par value, authorized 1,000,000 shares, 7,376 shares outstanding		7
Additional paid-in capital		100 323
Retained earnings		26 319
Total shareholders' equity		126 649
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**151 649**

The accompanying notes are an integral part of this statement.

HOULIHAN SMITH & COMPANY, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Investment banking fees	$ 1 482 775
Trading profits, net	(20 013)
Other income	10 360
Total revenue	1 473 122
EXPENSES:	
Employee compensation and benefits	421 789
Subcontracted services	627 594
Management fee (Note 4)	60 000
Professional fees and outside services	60 286
Office supplies, postage, and reproduction expenses	62 450
Advertising, promotion and other	124 888
General and administrative	112 788
Occupancy and equipment	102 262
Total expenses	1 572 057
NET LOSS	$ (98 935)

The accompanying notes are an integral part of this statement.

HOULIHAN SMITH & COMPANY, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Shares	Stock Amount	Common Stock Subscribed	Treasury Stock	Additional Paid-in Capital	Retained Earnings
BALANCES, December 31, 2001	1 222	$ 1	$ (43 795)	$(26 212)	$113 761	$ 125 254
Purchase of common stock	6 388	6	-	-	49 994	-
Retirement of subscribed and treasury stock	(234)	-	43 795	26 212	(63 432)	
Net loss	-	-	-	-	-	(98 935)
BALANCES, December 31, 2002	**7 376**	**$ 7**	**$ -**	**$ -**	**$100 323**	**$ 26 319**

The accompanying notes are an integral part of this statement.

HOULIHAN SMITH & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2002

BALANCE, December 31, 2001	$ -
BALANCE, December 31, 2002	$ -

The accompanying notes are an integral part of this statement

HOULIHAN SMITH & COMPANY, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(98 935)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		28 741
Decrease in receivables, net		15 007
Decrease in securities owned		1 936
Decrease in interest receivable		4 574
Increase in accounts payable		22 812
Net cash used in operating activities		(25 865)
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of furniture and equipment		(2 345)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sale of common stock		50 000
Payments on note payable		(26 316)
Net cash provided by financing activities		23 684
NET DECREASE IN CASH		(4 526)
CASH at beginning of year		92 929
CASH at end of year	**$**	**88 403**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	**$**	**1 736**
Retirement of treasury stock via note payable	**$**	**26 212**

The accompanying notes are an integral part of this statement.

HOULIHAN SMITH & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Houlihan Smith & Company, Inc. a Nevada corporation ("the Company") is a specialized investment banking firm and operates as a consultant where it participates in mergers and acquisitions for a fee. The Company is a member of the National Association of Securities Dealers ("NASD") and is registered with the Securities and Exchange Commission ("SEC") as a licensed broker-dealer.

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company performs a significant portion of its investment banking business on performance-based contracts that are contingent upon the successful completion of each engagement. Accordingly, the Company records income when either (1) cash is received or (2) pursuant to a written contract obligating the customer to make certain payments for services rendered.

Securities owned by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. Stocks and warrants for which there is no public market are valued based upon the judgement of management. In these cases management considers various factors such as earnings history, financial condition, recent sales prices of the issuer's securities and the proportion of securities owned.

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, currently three years. Repairs and maintenance costs are expensed as incurred, and expenditures for additions and major improvements are capitalized.

For purposes of the statement of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company is an S-Corporation for income tax purposes and, accordingly, income or loss of the Company flows through to the individual shareholders.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

The preparation of financial statements in conformity accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's financial instruments, including cash and cash equivalents and receivables are carried at amounts which approximate fair value. Securities owned are valued at market value using quoted market prices and valued at fair value as described above. Payables and other liabilities are carried at amounts which approximate fair value.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. As of December 31, 2002 the Company had net capital and net capital requirements of $63,278 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .40 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - NOTES PAYABLE

On December 29, 1999, the Company borrowed $30,000 from a bank to purchase a phone system. The loan is payable in monthly installments of $625, bears interest at 9% and matures December 29, 2004. The note is collateralized by the phone system and the personal guarantee of one of the Company's shareholders. The Company paid off the note during the year ended December 31, 2002.

In addition, the Company issued a promissory note in the amount of $13,075 to a previous shareholder in connection with the purchase of his stock (see Note 4). The note bears interest at 6% and is due in two equal installments on September 30, 2002 and 2003. During 2002 the Company settled the note and any remaining obligations. The Company retired the related treasury stock.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space from an unrelated party under a noncancellable operating lease expiring in 2004.

At December 31, 2002, aggregate minimum future rental commitments under the Company's lease are as follows:

YEAR	AMOUNT
2003	$ 80,000
2004	7,000
Total	$ 87,000

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (Concluded)

During the year ended December 31, 2002, total rental expense was approximately $73,000 net of approximately $18,000 charged to an affiliated entity.

In connection with the above lease the Company has a letter of credit in the amount of approximately $8,600 to the lessor of the office space.

During the year ended December 31, 2002, the Company retired treasury stock purchased pursuant to a stock purchase agreement. In addition, the Company cancelled the common stock previously subscribed by another shareholder. The net amounts not received or paid under the above were charged against common stock.

On January 1, 2000 an employee purchased 111 shares of the Company's common stock. The stock was purchased via a promissory note receivable to the Company in the amount of $50,000 due January 1, 2003 bearing an annual interest rate of 8%. During the year ending December 31, 2002, the transaction was recinded and the stock was retired.

During the year ended December 31, 2002, the Company's shareholders charged the Company a management fee of $60,000.

NOTE 5 - OFF-BALANCE SHEET RISK

In the Company's investment activities, the Company receives securities for its services and may incur losses if the market value of the securities decline subsequent to December 31, 2002.

SUPPLEMENTARY INFORMATION

HOULIHAN SMITH & COMPANY, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2002

CREDIT:	
Shareholder's equity	$ 126 649
DEBITS:	
Non-allowable assets:	
Securities not readily marketable	18 706
Furniture and equipment, net	11 925
Receivables, net	32 615
Total debits	63 246
NET CAPITAL BEFORE HAIRCUTS	63 403
Haircuts on certificate of deposit	125
NET CAPITAL	63 278
Minimum requirements of 6 2/3% of aggregate indebtedness of $25,000 or $5,000, whichever is greater	(5 000)
Excess net capital	**$ 58 278**
AGGREGATE INDEBTEDNESS:	
Accounts payable	**$ 25 000**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.40 to 1**

See the accompanying Independent Auditors' Report

HOULIHAN SMITH & COMPANY, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2002

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	46 077
Adjustments:		
Decrease in non-allowable assets		17 201
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**63 278**

SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Houlihan Smith & Company, Inc.

In planning and performing our audit of the financial statements of Houlihan Smith & Company, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Houlihan Smith & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company or in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Houlihan Smith & Company, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that Houlihan Smith & Company, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 29, 2003